SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REJECTS EDREAMS CLAIMS

Ryanair today (19 Nov) called on Edreams to explain why it is the only large online travel agent (OTA) which continues to overcharge Ryanair customers.  All other major OTAs, including Booking.com, Lastminute and Kiwi, have signed up to the principle of price transparency and in return receive direct free of charge access to Ryanair's ticket inventory.  Edreams - on the other hand - has been scraping Ryanair's website for nearly 20 years and has built its business model on the premise they overcharge their customers.

Ryanair's spokesperson said:

"Despite our repeated objections, Edreams has been scraping Ryanair's fares and ancillary services for years, and continues to do so.  Instead of blaming Ryanair today for a fall in its profit guidance, Edreams should recognise that it is now the only large OTA which does not follow Ryanair's price transparency standards that are successfully applied by most other large OTAs, including Booking.com, Lastminute, Kiwi and many others.  Ryanair's offer to grant Edreams free-of-charge access to our ticket inventory remains open, as long as Edreams is willing to commit to the same principles of price transparency as its competitors have committed to over the past 2 years."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 November, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary